Roy G. Hale

Certified Public Accountant

PO Box 2634

La Plata, MD 20646

301-870-3374

Trustees and Shareholders

The Ehrenkrantz Trust

New York, NY

I have made an evaluation of the internal control structure of The

Ehrenkrantz Growth Fund in effect at December 31, 2002. My evaluation was conducted in accordance with standards established by the American Institute of Certified Public Accountants.

The management of the Ehrenkrantz Growth Fund is responsible for establishing and maintaining an internal control structure. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures. The objectives of a system are to provide management with reasonable, but not absolute, assurance that assets are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles.

Because of inherent limitations in any internal control structure,

errors or irregularities may occur and may not be detected. Also,

projection of any evaluation of the system to future periods is subject to the risk that procedures may become inadequate because of changes in conditions or that the degree of compliance with the procedures may deteriorate.

In my opinion, the internal control structure of The Ehrenkrantz

Growth Fund in effect at December 31, 2002, taken as a whole, was sufficient to meet the objectives stated above insofar as those objectives pertain to the prevention or detection of errors or irregularities in amounts that would be material in relation to the financial statements.

/s/ Roy G Hale

Roy G. Hale

Certified Public Accountant

February 20, 2003

La Plata, Maryland

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